Contact

www.linkedin.com/in/johnny-malele-a7b449133 (LinkedIn)

Top Skills

Sales
Customer Service
Marketing

Johnny Malele

Mr. Peachy | I Eat Pods for Breakfast
Eagle Mountain

Summary

I love to invent. I think it's the coolest thing to take something that exists in my mind and to make it a reality in the physical world.

My most recent innovation is found in my wife and I's startup Peachy Inc. It is a women's pre-workout company that promotes self-acceptance, self-love, and self-confidence. We seek to create a place of belonging for all women in the exercise supplement industry.

Women need to know that they are already enough. No matter where you are in your fitness journey, you have to love yourself from the beginning and throughout in order for your true beauty to shine.

The things that sets our pre-workouts apart from the rest are: they taste really good, they are made for women, and they are packaged in dissolvable pods.

Experience

Peachy inc
Co-Founder
March 2019 - Present (3 years 3 months)
Utah

Henry Schein
Lead Generator
January 2018 - Present (4 years 5 months)
Lehi, Utah

Lead generator for sales.

Havoya
Licensed Real Estate Agent
January 2020 - May 2021 (1 year 5 months)
Orem, Utah

Bodpod Supplements Inc.
Founder / CEO
November 2017 - March 2019 (1 year 5 months)
Saratoga Springs, Utah

Resnexus
Sales Representative
May 2017 - November 2017 (7 months)
Salem, Utah

Generating leads, sales, and customer services.

Western Governors University
Customer Service Specialist
September 2015 - May 2017 (1 year 9 months)
from home

Quest Communication
Sales Representative
January 2008 - July 2009 (1 year 7 months)
Salt Lake City, Utah

Education

Sam Houston State University
Bachelor's degree, Psychology · (2013 - 2015)